

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2011

<u>Via E-Mail</u>
Mr. Cheung Ming, Chief Executive Officer
Studio II Brands, Inc.
16F/Honest Motors Building
9-11 Leighton Road
Causeway Bay, Hong Kong

> **Re:     Studio II Brands, Inc.**
> **Form 8-K/A**
> **Filed August 8, 2011**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2011**
> **Filed August 9, 2011**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2011**
> **Filed August 18, 2011**
> **File No. 000-50000**

Dear Mr. Ming:

     We have reviewed your amended filing, your Form 10-K for fiscal year ended March 31, 2011 and your Form 10-Q for quarterly period ended June 30, 2011 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed August 8, 2011

General

1. In your future responses to our comments that request a revision to your Form 8-K, please provide the text of your revised disclosure(s) and indicate the page(s) where the revisions have been made in your Correspondence to us. Also consider providing us with a redline version of future amendments that shows the changes made to the filing in response to our comments.

The Share Exchange Transaction, page 4

2. We note your response to comment one in our letter dated June 17, 2011 and we partially reissue the comment. Please revise your Corporate History section on page 5 to address the issuance of the 5,862,500 shares by the company in November 19, 2010 and address any relationship these shareholders have with the company. Additionally, indicate the number of shares and percentage of outstanding shares purchased by persons who are officers and directors of the company in the November 19, 2010 transaction.

Facilities, page 7

3. We note your response and revised disclosure in response to comment four of our letter dated June 17, 2011. Please clarify the adequacy and suitability of the noted properties.

Risk Factors, page 12

4. We note your response to comments 21-26 of our letter dated March 9, 2011, and response to comment five of our letter dated June, 17, 2011. We further note that you restated the Hippo Lace Limited annual and interim financial statements in Exhibits 99.1 and 99.2 to your Form 8-K/A2. Based on your responses to-date and the restatement of the financial statements, there are several factors that indicate you do not have accounting personnel with sufficient experience in maintaining your books and records and preparing financial statements in accordance with U.S. GAAP. Please expand to include a risk factor to describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP, including that your books and records are maintained and prepared in HK GAAP and that the employees who have the primary responsibility of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

5.  We note your revised disclosures in response to comments six and ten of our letter dated June 17, 2011. Revise to utilize the descriptive headings provided in the March 31, 2011 Form 10-K, as applicable, to assist investors in understanding the information presented for Legend Sun and Hippo Lace Limited. Also provide separate disclosure of your franchise and subfranchise reportable segments for the nine months ended December 31, 2010.

6.  We note your revised disclosure in response to comment seven of our letter dated June 17, 2011. Please further revise the discussion of results of operations to describe the impact of the 50% discounted franchise fee for the first year of the franchise agreement from February 10, 2010 to February 9, 2011, and expected future impact when the full amount of HK$80,000 is due per annum from the second year and throughout the term of the agreement (Exhibit 10.4). In this regard, it appears that the increase in the franchise fee you owe to Sizegenic is a known trend that would have an unfavorable impact on your future income from operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

7.  We note that in response to comment 11 of our letter dated June 17, 2011 you revised Note 13 of Exhibit 99.2 (page 19) to disclose that the shareholder loan from Mr. Gu Yao was mainly to provide funds for the payment of day-to-day operational expenses and working capital. We further note that you did not make similar revisions to Note 12 of Exhibit 99.1 (page 18), and you continue to disclose that the loan was an advance to Hippo Lace for the acquisition of Legend Sun on February 24, 2010. It appears to us that the cash inflows for the period from December 11, 2009 (inception) to February 24, 2010 (acquisition date) were primarily comprised of $196,266 shareholder loan proceeds (page 5 of Exhibit 99.1) and that consideration of $182,982 was paid to acquire Legend Sun on February 24, 2011. Please confirm our understanding and, if so, further explain to us why you have revised to disclose that this loan was mainly to provide funds for the payment of day-to-day operational expenses and working capital. In this regard, it appears to us that the majority of the loan proceeds were used to acquire Legend Sun.

8.  We note your disclosure that states: "according to the segment reporting for the period from April 1, 2010 to February 9, 2011 and existing terms and practice of subfranchise agreements with annual subfranchise fee income of $10,272, annual franchise fee expenses of $5,136 and total 20% for support costs plus HK profit tax rate (16.5%), the net income after tax from one subfranchise for a 3 year term is approximately $4,109 per year or a total $12,326 for 3 years." Given the 50% discount of the franchise fee that you owe to Sizegenic in the first year, please explain to us the basis for this disclosure of projected future subfranchise results. In this regard, it appears to us that the first year results will not be representative of future results. Alternatively, revise your disclosure as necessary.

9.  We note the revised subfranchise operations disclosure in response to comment 12 of our letter dated June 17, 2011. Please further revise your discussion of liquidity and capital resources to disclose that the franchise fee owed to Sizegenic was discounted at 50% in the first year and include a discussion of the expected future impact on liquidity and capital resources when the full amount of the franchise fee is due to Sizegenic beginning in year two and throughout the term of the agreement. Refer to Item 303(a)(1) of Regulation S-K.

Critical Accounting Estimates and Judgments, page 21

Accounts Receivable, page 22

10. We note your response to comment 34 of our letter dated June 17, 2011 and revised disclosure that your policy is to record an accounts receivable reserve based on a specific identification basis. Please further revise your critical accounting estimates disclosure to further describe the methodology that you use to estimate your allowance for doubtful accounts, and explain the factors that attributed to an allowance for doubtful accounts of zero as of March 31, 2010 and December 31, 2010. Also revise your disclosure on page seven of Exhibit 99.2 to describe the nature of your accounts receivable balance at December 31, 2010.

Exhibits

11. We note that exhibit 3.2 was filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please revise to properly file this exhibit. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

12. Additionally, please note that whenever the company files an amendment to its articles of incorporation, it must file a complete copy of the articles as amended. See Item 601(b)(3)(i) of Regulation S-K. Please file a complete copy of your articles of incorporation or advise as appropriate.

Exhibit 99.1

Hippo Lace Limited

Audited Consolidated Financial Statements as of March 31, 2010 and for the Period from December 11, 2009 (Inception) to March 31, 2010

Report of Independent Registered Public Accounting Firm, page 2

13. We note that you have restated the Hippo Lace financial statements in Exhibit 99.1 to your Form 8-K/A2.  Please explain to us why the audit report is still dated February 10, 2011.  Refer to AU Section 530.07.

Consolidated Statement of Income and Comprehensive Income, page 4

14. We note that you have restated the Hippo Lace financial statements in your Form 8-K/A2.  Please revise to label the financial statements as restated and include footnote disclosure reconciling the financial information as originally filed to all restated financial information, on a line-by-line basis for each material type of error identified for the period presented in the audited financial statements.  Also include a description of the nature of each material type of error. Refer to FASB ASC 250-10-50-7.  Finally, please explain to us why you did not file an Item 4.02 Form 8-K for the non-reliance on previously issued financial statements.

15. We note in your response to comment 20 of our letter dated June 17, 2011 that you added footnotes to break down the cost of goods sold and operating expenses to show that depreciation is included in operating expenses.  Given that the Hippo Lace and Legend Sun cost of goods sold excludes charges for depreciation, please further revise the cost of goods sold line item in each set of financial statements pursuant to SAB Topic 11.B.

Notes to Financial Statements, page 7

Note 2. Summary of Significant Accounting Policies, page 7

16. We note your disclosure states the results of operations and cash flows include the results of operations of Legend Sun for the period from January 1, 2010 to March 31, 2010.  We further note in your response to comment 23 of our letter dated June 17, 2011 that only the results of operations of Legend Sun for the period from February 24, 2010 to March 31, 2010 have been included in the Hippo Lace financial statements for the period from December 11, 2009 (inception) to March 31, 2010.  Please revise as necessary.

Note 3. Business Acquisition, page 14

17. We note your response to comment 24 of our letter dated June 17, 2011.  Pursuant to Schedule 2 of Exhibit 10.1, it appears to us that a portion of the total consideration of $182,982 was used to pay off Legend Sun's $86,198 shareholder loan due to Sizegenic at February 24, 2010 (Exhibit 99.8, page 2) and that the remaining consideration was used to purchase Legend Sun's net assets (i.e. assets less liabilities).  Please confirm our understanding and, if so, explain to us why the purchase price allocation includes the total consideration of $182,982.  In this regard, it appears that the cash used to pay off Legend Sun's $86,198 shareholder loan should be excluded from the consideration paid to acquire Legend Sun since you exclude the corresponding shareholder loan from the purchase price allocation.

Note 5. Property and Equipment, page 15

18. We note that your depreciation expense for the period from December 11, 2009 to March 31, 2010 was restated from $4,241 to $45.  Please explain to us the reason(s) for the significant decrease in your depreciation expense.  Also revise the footnotes to each set of financial statements to provide a general description of the method or methods used in computing depreciation with respect to leasehold improvements, pursuant to ASC 360-10-50-1

Note 12. Related Party Transactions, page 17

19. We note your disclosure that $30,817 is due from Joystick Limited at March 31, 2010. We further note in your response to comment 29 of our letter dated June 17, 2011 letter that you recognized other income of $30,817 in March 2010 for the forfeiture of the $30,817 deposit upon termination of the agreement by Joystick Limited.  Please tell us if this related party receivable from Joystick Limited is recorded in other receivables of $36,551 at March 31, 2010 and, if so, revise to label as a related party receivable.  Also explain to us why you continue to record a receivable at March 31, 2010 given the other income you recognized upon the forfeiture of this balance.  Finally, tell us how you considered the collectability of this receivable at March 31, 2010 given Joystick Limited's termination of the agreement before the expiration of the one year term commenced from August 2009.

20. We note your disclosure that you received $30,817 from Sizegenic during the period from December 11, 2009 (inception) to March 31, 2010. We further note your response to comment 32 of our letter dated June 17, 2011 that in December 2010 you offset the $30,817 due to you from Joystick Limited with outstanding amounts you owed to Sizegenic for the annual subfranchise fee and material purchases made by Sizegenic on behalf of Legend Sun. Please further revise your related party footnote to describe the offset of amounts due from Joystick Limited with amounts due to Sizegenic. Also explain to us the basis for your conclusion to record other income of $30,817 in the period from December 11, 2009 (inception) to March 31, 2010 given your December 2010 agreement to offset these amounts.

21. We note in your response to comment 29 and 32 of our letter dated June 17, 2011 that Hippo Lace's other income of $51,362 is comprised of monthly consultancy services income from Joystick Limited of approximately $10,272 for February and March 2010, plus $30,817 recognized for Joystick Limited's forfeiture of the deposit. We further note the disclosure that only $30,817 was due from Joystick Limited as of March 31, 2010. Please tell us when Hippo Lace received the $20,545 from Joystick Limited, and revise to disclose when this amount was received. To the extent that you did not receive this amount from Joystick Limited, explain to us the basis for recording this amount as other income during the period from December 11, 2009 (inception) to March 31, 2010.

Note 14. Subsequent Events, page 18

22. Please revise to disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1. Also provide such disclosure in the footnotes to the Hippo Lace and Legend Sun financial statements in Exhibits 99.2 and 99.8, respectively.

Exhibit 99.2

Hippo Lace Limited

Audited Consolidated Financial Statements as of and for the Nine Months Ended December 31, 2010

23. We note that you have restated the Hippo Lace financial statements in your Form 8-K/A2. Please revise to label the financial statements as restated and include footnote disclosure reconciling the financial information as originally filed to all restated financial information, on a line-by-line basis for each material type of error identified for the period presented in the audited financial statements. Also include a description of the nature of each material type of error. Refer to FASB ASC 250-10-50-7. Finally, please explain to us why you did not file an Item 4.02 Form 8-K for the non-reliance on previously issued financial statements.

Consolidated Balance Sheets, page 2

24. We note that you classified the stockholder's loan as a current liability as of March 31, 2010 and December 31, 2010 in Exhibit 99.2, and as a non-current liability as of March 31, 2010 in Exhibit 99.1. Please revise to present consistent classification in each balance sheet or tell us why inconsistent presentation is appropriate.

Consolidated Statements of Cash Flows, page 4

25. We note that the statement of cash flow for the period from December 11, 2009 (Inception) to March 31, 2010 in Exhibit 99.2 does not agree with your restated statement of cash flow for the same period in Exhibit 99.1. Please revise as necessary.

Notes to Financial Statements, page 5

Note 2. Summary of Significant Accounting Policies, page 5

(r) Segment Information, page 11

26. We note your disclosure that you have one segment and that all of your operations and customers are in Hong Kong. We further note your segment information footnote on page 16-17 that states you have two reportable segments that include one franchised operation in Hong Kong, and two subfranchised operations in Hong Kong and Beijing. Please revise your disclosure on page 11 as necessary.

Note 7. Cost of Goods Sold, page 14

27. Please confirm our understanding that you classified the subfranchise fee expenses paid to Sizegenic as cost of goods sold and, if so, revise to disclose that this is also a component of cost of goods sold. Also confirm to us that your revised disclosure describes all components of cost of goods sold.

Note 8. Operating Expenses, page 15

28. We note that your table of operating expenses for the nine months ended December 31, 2010 still does not agree with the corresponding table in your discussion of results of operations on page 18 of Form 8K/A2. In this regard, it appears that your professional and audit fees for this period may be included in the "Others" line item. Please further revise as necessary.

Note 9. Franchise Arrangements, page 15

29. We note your revised disclosure in response to comment 36 of our letter dated June 17, 2011. Please further revise to include a narrative discussion of the franchise fees that you owe to Sizegenic that offset or partially offset the fees you collect from the two subfranchisees, including a discussion of the 50% discount for the first year and that the full amount is due per annum beginning in the second year and throughout the term of the agreement. Also quantify for us the amount of franchise fee expense that you recorded for such fees due to Sizegenic for each period presented.

Note 10. Segment Information, page 16

30. We note the total other income, net of $240,226 in your franchise segment column. It appears to us that this amount should have been $2,703. Please revise accordingly or tell us why such a revision is not required.

Note 11. Income Tax, page 18

31. We note that your effective tax rate for the nine months ended December 31, 2010 was approximately 51% due to the temporary difference of $2,584. We further note that you label this income tax reconciliation as unaudited. Please revise to remove the unaudited label from this reconciliation. Also further explain to us and revise to disclose what the $2,584 temporary difference in your income tax reconciliation represents.

Note 13. Related Party Transactions, page 19

32. We note that you received $15,049 and $8,812 from Sizegenic during the nine months ended December 31, 2010 and period from December 11, 2009 (inception) to March 31, 2010, respectively, and that you did not make any payments to Sizegenic during the periods presented. We also note that you paid $11,800 to BJ Kenon during the nine months ended December 31, 2010. Please further revise to describe the nature of the payments to/from related parties for each period presented. Also confirm to us that you did not make any payments to Sizegenic during the periods presented, including any payments for the franchise fees that you owe to Sizegenic for your two subfranchisees pursuant to Exhibit 10.4.

Exhibit 99.5

Unaudited Pro Forma Consolidated Financial Statements

33. We note that you did not update the pro forma information in your Form 8K/A2 filed on August 8, 2011 in spite of the restatements to the Hippo Lace Limited financial statements (Exhibits 99.1 and 99.2) and new financial information now provided for Legend Sun (Exhibit 99.8). In addition, the pro forma adjustments continue to be inconsistent with your accounting for the February 10, 2011 transaction as a business combination. Please revise the pro forma adjustments such that they accurately reflect the accounting for the February 10, 2011 merger between Studio II Brands and Hippo Lace. In this regard, if the transaction is appropriately accounted for as a purchase business combination, a new purchase allocation must be established for Hippo Lace and the preexisting goodwill must be eliminated. Also include the operations of both Hippo Lace (successor) and Legend Sun (predecessor) in your pro forma statement of operations for the year ended March 31, 2010.

34. Please tell us how you analyzed each of subparagraphs a-e of FASB ASC 805-10-55-12 in concluding whether Hippo Lace Limited or Studio II Brands was the accounting acquirer.

Exhibit 99.6

35. We note that you still present Legend Sun Limited unaudited interim statements of operations and cash flows for the period from March 30, 2009 (Inception) to September 30, 2009 in Exhibit 99.6. These financial statements are no longer required now that you have provided audited financial statements of Legend Sun from its inception date through the date prior to its acquisition by Hippo Lace Limited. Please revise to remove these financial statements from the Form 8-K.

Exhibit 99.7

36. We note that you still present Legend Sun Limited unaudited financial statements for the period from March 30, 2009 (Inception) to December 10, 2009 in Exhibit 99.7. These financial statements are no longer required now that you have presented financial statements from Legend Sun's inception through the date prior to its acquisition by Hippo Lace Limited. Please revise to remove these financial statements from the Form 8-K.

Exhibit 99.8

Legend Sun Limited

Audited Financial Statements as of February 23, 2010 and for the Period from March 30, 2009 (Inception) to February 23, 2010

Report of Independent Registered Public Accounting Firm, page 1

37. Please obtain and file an audit report for the period from March 30, 2010 (Inception) to February 23, 2010 that is dated and also contains either a manual signature or a conformed signature of your independent registered public accounting firm. Refer to Rule 2-02(a)(1) and (a)(2) of Regulation S-X.

Statement of Operations, page 3

38. We note that the other income of $63,086 for the period from March 30, 2009 (inception) to February 23, 2010 entirely offsets Legend Sun's operating loss before income taxes of $63,064.  Please explain to us and revise to provide disclosure of the significant components of the other income.

Notes to Financial Statements, page 6

Note 2. Summary of Significant Accounting Policies, page 6

Deposit Received

39. We note the deposit received balance of $30,817 was approximately 23% of total liabilities as of February 23, 2010.  We further note in your response to comment 25 of our letter dated June 17, 2011 that this liability balance represents the deposit received for consultancy service to Joystick Limited which originated in August 2009.  Please revise to include a footnote to describe the composition of this balance and your accounting policy for this liability.  Also tell us why the cash that Legend Sun received from Joystick Limited for this deposit is shown as an operating cash outflow on the statement of cash flows on page 5.  In this regard, it appears to us that this would represent an operating cash inflow.

(f) Other Receivables, page 7

40. We note that the other receivables mainly consist of consultancy services income receivables.  Please tell us if this other receivables balance includes amounts due to Legend Sun from Joystick Limited and, if so, revise to label as a related party receivable.

Note 10. Related Party Transactions, page 15

41. We note in your response to comment 32 of our letter dated June 17, 2011 that Joystick Limited is a subsidiary of Sizegenic, a related party. Please revise to provide the related party disclosures required by ASC 850-10-50-1 for Legend Sun's transactions with Joystick Limited, including a description of the transaction and the dollar amounts paid to/received from Joystick Limited for the period presented.

Form 10-K for the Fiscal Year Ended March 31, 2011

42. In addition to the revisions make to your Form 8-K in response to our comments above, please also make conforming changes to your March 31, 2011 Form 10-K as applicable.

Studio II Brands, Inc. and Subsidiaries

Audited Financial Statements as of March 31, 2011 and 2010 and for the Period from February 10, 2011 to March 31, 2011 and for the Year Ended March 31, 2010

Report of Independent Registered Public Accounting Firm, page 1

43. Please advise your accounting firm to revise its report to identify the financial statements covered by the report, pursuant to Rule 2-02(a)(4) of Regulation S-X. In this regard, we note the statements of operations and cash flows for the period from February 10, 2011 to March 31, 2011 are not specifically identified in the audit report.

Financial Statements

Notes to Consolidated Financial Statements, page 6

Discontinued Operations

44. We note on page four, six, seven and eleven that Hippo Lace terminated the subfranchise agreement for the restaurant in Beijing, PRC and that this location is no longer operated as a Caffe Kenon restaurant, and the property is no longer part of the facilities of the Company. Please explain to us how you considered the guidance in ASC 205-20-45-1 and ASC 205-20-50-4, ASC 205-20-50-6, and ASC 205-20-55-4 through 55-24 in determining whether the subfranchise operations for this location should be presented as discontinued operations in your Form 10-K. Also revise to provide disclosure of this subfranchise agreement termination in your subsequent events footnote or explain to us why such disclosure is not required.

Note 2. Summary of Significant Accounting Policies, page 6

(j) Goodwill, page 8

45. We note in your response to comment 26 of our letter dated June 17, 2011 that the $32,560 allocated to goodwill in Hippo Lace Limited's February 24, 2010 acquisition of Legend Sun was eliminated in Studio II's March 31, 2011 financial statements. Please further explain to us the basis for your statement that this goodwill was eliminated. In this regard, you disclose that there was no impairment of goodwill as of March 31, 2011.

Note 3. Business Acquisition, page 13

46. We note in your response to comment 26 of our letter dated June 17, 2011 that you determined the fair value of the 2,291,100 Studio II shares issued as consideration for Hippo Lace Limited based on a previous shareholder investment in Hippo Lace Limited, plus a premium of approximately 8%. Please further explain to us the basis for your conclusion that a previous investment in the acquired company should serve as the basis for the fair value of your shares of common stock that you issued as consideration for the acquired company.

47. We note that you assigned a fair value of $0.09 per share to the 2,291,100 shares of Studio II common stock that were issued as consideration to acquire Hippo Lace Limited on February 10, 2011. We further note that you assigned a value of $0.001 per share to the 5,862,500 shares issued to 21 persons for cash on November 19, 2010. Please provide an explanation of the following items:

   a. how you considered the November 19, 2010 equity transactions with third parties when determining the fair value of your shares as of February 10, 2011; and

   b. a description of the changes in assumptions and/or intervening events that occurred with Studio II between November 19, 2010 and February 10, 2011, and a discussion of how those factors caused the significant per share increase of $0.089 per share (or approximately 8900%) over the approximate three month period.

48. We note that as of February 9, 2011 Hippo Lace Limited had stockholder's loan of $184,226 due to Mr. Gu Yao. We further note that this stockholder's loan is not included in the purchase price allocation for your February 10, 2011 acquisition of Hippo Lace Limited. Please tell us and revise to disclose why this stockholder's loan was excluded from the purchase price allocation.

Cheung Ming
Studio II Brands, Inc.
September 15, 2011
Page 14

Hippo Lace Limited

Audited Financial Statements as of February 9, 2011 and March 31, 2010 and for the Period
from February 24, 2010 to March 31, 2010 and for the Period from April 1, 2010 to February 9,
2011

Report of Independent Registered Public Accounting Firm, page 1

49. Please instruct your accounting firm to revise their report to identify the financial
statements covered by the report, pursuant to Rule 2-02(a)(4) of Regulation S-X.  In this
regard, we note that the March 31, 2010 balance sheet and statements of operations and
cash flows for the period from February 24, 2010 to March 31, 2010 are not identified in
the audit report.

Financial Statements

Consolidated Statement of Income and Comprehensive Income, page 3

50. Please explain why the fiscal 2010 financial statements of Hippo Lace are presented from
its inception date of December 11, 2009 in the amended Form 8-K and from February 24,
2010 in the Form 10-K.  Please also explain why the revenue amounts from these
statements are different.  It appears to us that Hippo Lace was a holding company prior to
its acquisition of Legend Sun and did not generate any revenue prior to that transaction.
Also, please revise the applicable statement of stockholders' equity in the Form 10-K for
consistency.

Note 11. Income Tax, page 20

51. We note that your income tax expense of $4,310 for the period from April 1, 2010 to
February 9, 2011 is greater than your income before taxes of $3,106.  We further note the
temporary difference of $3,798 in your income tax reconciliation.  Please explain to us
and revise to disclose what the $3,798 temporary difference in your income tax
reconciliation represents.

Item 9A. Controls and Procedures, page 16

52. We note your response to comments 21-26 of our letter dated March 9, 2011, and response to comment five of our letter dated June, 17, 2011.  We further note that you restated the Hippo Lace Limited annual and interim financial statements in Exhibits 99.1 and 99.2 to your Form 8K/A2.  Based on your responses to-date and the restatement of the financial statements, there are several factors that indicate you do not have accounting personnel with sufficient experience in maintaining your books and records and preparing financial statements in accordance with U.S. GAAP.  If you do not have accounting personnel with sufficient experience, this would appear to be a material weakness in your internal controls over financial reporting ("ICFR") as defined in Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X.  In addition, it appears to us that the restatement of your financial statements would be the result of a separate material weakness or weaknesses in your ICFR.  Please tell us how you evaluated these factors and the apparent material weaknesses in ICFR in concluding that both your disclosures controls and procedures ("DC&P") and ICFR were effective as of March 31, 2011.

Internal Control Over Financial Reporting, page 16

53. To the extent that you now believe there were material weaknesses in ICFR as of March 31, 2011, please amend your Form 10-K to revise your DC&P and ICFR effectiveness conclusions, and provide clear disclosure of all material weaknesses identified by management.  Refer to Section II.B.3 of SEC Release No. 33-8810 for guidance concerning material weakness disclosures.  To the extent that you continue to believe your DC&P and ICFR were effective as of March 31, 2011, describe to us the facts and circumstances that resulted in this conclusion in light of the factors that suggest different conclusions.

54. We note your disclosure on page 17 that there was no change in the Company's ICFR during the fiscal quarter ended March 31, 2011 that has materially affected or is reasonably likely to materially affect the Company's ICFR.  In light of the restatement of the Hippo Lace Limited annual and interim financial statements in Exhibits 99.1 and 99.2 to your Form 8K/A2 and apparent material weaknesses discussed in our comments above, please explain to us how there was no change in your ICFR.  Alternatively, revise to disclose the changes in your ICFR.

Form 10-Q for Quarterly Period Ended June 30, 2011

55. We note that your Form 10-Q for the fiscal quarter ended June 30, 2011 does not include the interactive data file required by Item 601(b)(101)(i)(C) of Regulation S-K.  Please advise us when you plan to file the required exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.  Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director